Mail Stop 3561

      							August 9, 2005

Mr.  Tong Xudong
Executive Director and Vice President
APT Satellite Holdings Limited
22 Dai Kwai Street
Tai Po Industrial Estate, Tai Po
New Territories, Hong Kong
Tel: 852-26002100
Fax: 852-25220419

	Re:	APT Satellite Holdings Limited
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 29, 2005
      File No. 5-50155

Dear Mr. Xudong:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

Note 22: Summary of Significant Differences Between Hong Kong and
United States Generally Accepted Accounting Principles and
Additional
Disclosures Required Under US GAAP;
Impairment of long-lived assets; page F-53

1. We note that you recorded a US GAAP adjustment for the impairment of property, plant and equipment of HK $1.8 million in 2004. Tell us why you did not record a US GAAP adjustment for the impairment loss recognized with respect to communication satellites of HK $129.1 million.

Note 22: Summary of Significant Differences Between Hong Kong and
United States Generally Accepted Accounting Principles and
Additional
Disclosures Required Under US GAAP;
Summarized information on APT Telecom, a significant jointly controlled entity; page F-61

2. We note impairment losses of HK $89,018 on p. F-61 related to APT
Telecom, your jointly controlled entity. As a result of this impairment charge, it appears you meet the significant income test under Rule 3-09 of Regulation S-X and therefore you should provide separate financial statements for APT Telecom. In accordance with Rule 3-09 of Regulation S-X, these separate financial statements are required to be audited for only those fiscal years in which either the first or third condition set forth in Rule 1-02 (w) of Regulation
S-X, substituting 20 percent for 10 percent, is met. Please revise or advise.


*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Dave Walz, Staff Accountant, at (202) 551-
3358
or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-
3835
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
??

??

??

??

Mr. Tong Xudong
APT Satellite Holdings Limited
August, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE